Exhibit 99.2

BOX SHIPS INC.

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 27, 2016

PROXY STATEMENT

TIME, DATE AND PLACE OF SPECIAL MEETING

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Box Ships Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “Box Ships”), of proxies from the holders of our common stock, par value $0.01 per share, for use at a Special Meeting of Shareholders (the “Special Meeting”) to be held at the principal executive offices of Box Ships Inc. at 15 Karamanli Ave., 166 73 Voula, Greece, at 12:00 pm Greek time/5:00 am Eastern Standard Time, on January 27, 2016, and at any adjournments or postponements thereof, pursuant to the enclosed Notice of Special Meeting.

The approximate date this Proxy Statement is being sent to shareholders is December 29, 2015. Shareholders should review the information provided herein or made available in conjunction with our Special Meeting. The Notice of Special Meeting of Shareholders and related materials, including the Company's 2014 annual report containing the Company's audited financial statements for the fiscal year ended December 31, 2014 (the "2014 Annual Report"), are available on the Company's website at http://www.box-ships.com/agm-materials.php. Any shareholder may receive a hard copy of the 2014 Annual Report, free of charge upon request.

INFORMATION CONCERNING PROXY

The enclosed proxy is solicited on behalf of our Board of Directors. The giving of a proxy does not preclude the right to vote in person should any shareholder giving the proxy so desire. Shareholders have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either in person at the Special Meeting or by filing with our Secretary at our headquarters a written revocation or duly executed proxy bearing a later date; no such revocation will be effective, however, until written notice of the revocation is received by us at or prior to the Special Meeting.

The cost of preparing, assembling and mailing this Proxy Statement, the Notice of Special Meeting and the enclosed proxy is to be borne by us. In addition to the use of mail, our employees may solicit proxies personally and by telephone. Our employees will receive no compensation for soliciting proxies other than their regular salaries. We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy materials to their principals and to request authority for the execution of proxies. We will reimburse such persons for their expenses in doing so. In addition, we have engaged Alliance Advisors, LLC, 200 Broadacres Drive, 3rd Floor, Bloomfield, New Jersey 07003 as our proxy solicitor to help us solicit proxies from brokers, banks or other nominees. We will pay Alliance Advisors, LLC a fee of approximately $5,000, plus $2,000 in costs and expenses, relating to the solicitation of proxies for the Special Meeting.

PURPOSE OF THE SPECIAL MEETING

At the Special Meeting, our shareholders will consider and vote upon the following matter:

1.	To consider and vote upon a proposal to grant discretionary authority to the Company’s board of directors to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at ratios within the range from 1-for-2 up to 1-for-50 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) that the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-50, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Special Meeting.

Unless contrary instructions are indicated on your proxy, all shares of common stock represented by valid proxies received pursuant to this solicitation (and which have not been revoked in accordance with the procedures set forth herein) will be voted in favor of the proposal described in the Notice of Special Meeting. The Board of Directors knows of no other business that may properly come before the Special Meeting; however, if other matters properly come before the Special Meeting, it is intended that the persons named in the proxy will vote thereon in accordance with their best judgment. In the event a shareholder specifies a different choice by means of the shareholder's proxy, the shareholder’s shares will be voted in accordance with the specification so made.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

Our Board of Directors previously set the close of business on December 14, 2015 as the record date for determining which of our shareholders are entitled to notice of and to vote at the Special Meeting. As of the record date, there were 31,010,555 shares of our common stock that are entitled to be voted at the Special Meeting. Each share of common stock is entitled to one vote on each matter submitted to shareholders for approval at the Special Meeting.

The attendance, in person or by proxy, of the holders of a majority of the outstanding shares of our common stock entitled to vote at the Special Meeting is necessary to constitute a quorum.

The affirmative vote of the holders of a majority of the shares of common stock present in person or by proxy at the Special Meeting will be required to approve the granting of discretionary authority to the Company’s board of directors to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at ratios within the range from 1-for-2 up to 1-for-50 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-50, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Special Meeting, and for any other proposals that may come before the Special Meeting. If less than a majority of the outstanding shares entitled to vote is represented at the Special Meeting, a majority of the shares so represented may adjourn the Special Meeting to another date, time or place, and notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before an adjournment is taken.

Prior to the Special Meeting, we will select one or more inspectors of election for the meeting. Such inspector(s) shall determine the number of shares of common stock represented at the meeting, the existence of a quorum and the validity and effect of proxies, and shall receive, count and tabulate ballots and votes and determine the results thereof. Abstentions will be considered as shares present and entitled to vote at the Special Meeting and will be counted as votes cast at the Special Meeting, but will not be counted as votes cast for or against any given matter.

PROPOSAL 1: REVERSE SPLIT OF THE COMMON STOCK OF THE COMPANY

Our board of directors has adopted resolutions (1) declaring that submitting an amendment to the Company’s Amended and Restated Articles of Incorporation to effect the Reverse Stock Split of our issued and outstanding Common Stock, as described below, was advisable and (2) directing that a proposal to approve the Reverse Stock Split be submitted to the holders of our Common Stock for their approval.

The form of the proposed amendment to the Company’s Amended and Restated Articles of Incorporation to effect reverse stock splits of our issued and outstanding Common Stock will be substantial as set forth on Appendix A (subject to any changes required by applicable law).  Approval of the proposal would permit (but not require) our Board of Directors to effect one or more reverse stock splits of our issued and outstanding common stock by a ratio of not less than one-for-two and not more than one-for-fifty, with the exact ratio to be set at a number within this range as determined by our Board of Directors in its sole discretion, provided that the Board of Directors determines to effect the Reverse Stock Split and such amendment is filed with the appropriate authorities in the Marshall Islands no later than one year after the date of our Special Meeting. The Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds one-for-fifty. We believe that enabling our Board of Directors to set the ratio within the stated range will provide us with the flexibility to implement the Reverse Stock Split in a manner designed to maximize the anticipated benefits for our shareholders.  In determining a ratio, if any, following the receipt of shareholder approval, our Board of Directors may consider, among other things, factors such as:

•	the continuing listing requirements of various stock exchanges;

•	the historical trading price and trading volume of our Common Stock;

•	the number of shares of our Common Stock outstanding;

•	the then-prevailing trading price and trading volume of our Common Stock and the anticipated impact of the Reverse Stock Split on the trading market for our Common Stock;

•	the anticipated impact of a particular ratio on our ability to reduce administrative and transactional costs; and

•	prevailing general market and economic conditions.

Our board of directors reserves the right to elect to abandon the Reverse Stock Split, including any or all proposed reverse stock split ratios, if it determines, in its sole discretion, that the Reverse Stock Split is no longer in the best interests of the Company and its stockholders.

Depending on the ratio for the Reverse Stock Split determined by our board of directors, no less than two and no more than fifty shares of existing Common Stock, as determined by our board of directors, will be combined into one share of Common Stock.  The Company shall not effect Reverse Stock Splits that, in the aggregate, exceed one-for-fifty. Our Board of Directors will have the discretionary authority to determine whether to arrange for the disposition of fractional interests by holder entitled thereto, to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or to entitle holders to receive from the Company transfer agent, in lieu of any fractional share, the number of shares rounded up to the next whole number. The amendment to our Articles of Incorporation to effect a Reverse Stock Split, if any, will include only the reverse split ratio determined by our Board of Directors to be in the best interests of our shareholders and all of the other proposed amendments at different ratios will be abandoned.

Background and Reasons for the Reverse Stock Split; Potential Consequences of the Reverse Stock Split

Our board of directors is submitting multiple Reverse Stock Splits to our stockholders for approval with the primary intent of increasing the market price of our Common Stock to enhance our ability to meet the initial listing requirements of the NASDAQ Capital Market and to make our Common Stock more attractive to a broader range of institutional and other investors. The Company currently does not have any plans, arrangements or understandings, written or oral, to issue any of the authorized but unissued shares that would become available as a result of the Reverse Stock Split.  In addition to increasing the market price of our Common Stock, the Reverse Stock Split would also reduce certain of our costs, as discussed below.  Accordingly, for these and other reasons discussed below, we believe that effecting the Reverse Stock Splits is in the Company’s and our stockholders’ best interests.

We believe that the Reverse Stock Split will enhance our ability to maintain the necessary price for initial listing on the NASDAQ Capital Market.  We are contemplating the listing of our common stock on NASDAQ, although no definitive plans have been established to date. The NASDAQ Capital Market requires, among other items, an initial bid price of least $4.00 per share and following initial listing, maintenance of a continued price of at least $1.00 per share.

Until November 17, 2015, our common stock traded on the New York Stock Exchange (“NYSE”). The trading of our common stock was suspended following the close of business on November 17, 2015, pursuant to Section 802.01B of the NYSE’s Listed Company Manual, because we were not in compliance with the NYSE’s continued listing standard requiring listed companies to maintain an average global market capitalization over a consecutive 30 trading-day period of at least $15,000,000.

In December 2014, we received a letter from the NYSE stating that, for the previous 30 consecutive business days, the average closing price of our common stock closed below the minimum $1.00 per share, the minimum average closing price required by the continued listing requirements of the NYSE.  In November 2015, we held our annual meeting of stockholders, at which time we requested approval from the stockholders to approve authority of our board of directors to effectuate a reverse stock split within a range. That proposal was not approved. We are now asking for authority to effectuate a larger reverse stock split, since the initial listing criteria of the NASDAQ Capital Market requires a higher trading price than the current share price. In addition, to the extent necessary under any agreements with third parties, we will effectuate a Reverse Stock Split to ensure compliance with our obligations thereunder.

Reducing the number of outstanding shares of Common Stock should, absent other factors, increase the per share market price of the Common Stock, although we cannot provide any assurance that we will be able to meet or maintain a bid price over the minimum initial listing bid price requirement of NASDAQ or any other exchange.  Although the board has determined that it is in the Company’s and its shareholders’ best interests to position the Common Stock for potential listing on the NASDAQ or another stock exchange, the board may ultimately determine to not pursue any such listing.  There can be no assurance that if the Company were to make any such application, it would result in the listing of the Common Stock on any exchange.

Additionally, we believe that the Reverse Stock Split will make our Common Stock more attractive to a broader range of institutional and other investors, as we have been advised that the current market price of our Common Stock may affect its acceptability to certain institutional investors, professional investors and other members of the investing public.  Many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers.  In addition, some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers.  Moreover, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of common stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher.  We believe that the Reverse Stock Split will make our Common Stock a more attractive and cost effective investment for many investors, which will enhance the liquidity of the holders of our Common Stock.

Reducing the number of outstanding shares of our Common Stock through the Reverse Stock Split is intended, absent other factors, to increase the per share market price of our Common Stock.  However, other factors, such as our financial results, market conditions and the market perception of our business may adversely affect the market price of our Common Stock.  As a result, there can be no assurance that the Reverse Stock Splits, if completed, will result in the intended benefits described above, that the market price of our Common Stock will increase following the Reverse Stock Splits or that the market price of our Common Stock will not decrease in the future.  Additionally, we cannot assure you that the market price per share of our Common Stock after the Reverse Stock Split will increase in proportion to the reduction in the number of shares of our Common Stock outstanding before the Reverse Stock Split.  Accordingly, the total market capitalization of our Common Stock after the Reverse Stock Split may be lower than the total market capitalization before the Reverse Stock Split.

Procedure for Implementing the Reverse Stock Split

The Reverse Stock Split, if approved by our stockholders, would become effective upon the filing or such later time as specified in the filing (the “Effective Time”) of a certificate of amendment to our Amended and Restated Articles of Incorporation with the Registrar of Corporation of the Marshall Islands.  The exact timing of the filing of the certificate of amendment that will effect the Reverse Stock Split will be determined by our board of directors based on its evaluation as to when such action will be the most advantageous to the Company and our stockholders.  In addition, our board of directors reserves the right, notwithstanding stockholder approval and without further action by the stockholders, to elect not to proceed with the Reverse Stock Split if, at any time prior to filing the amendment to the Company’s Amended and Restated Articles of Incorporation, our board of directors, in its sole discretion, determines that it is no longer in our best interest and the best interests of our stockholders to proceed with the Reverse Stock Split.  If a certificate of amendment effecting the Reverse Stock Split has not been filed with the Registrar of Corporations of the Marshall Islands within one year from the Special Meeting, our board of directors will abandon the Reverse Stock Split.

Effect of the Reverse Stock Split on Holders of Outstanding Common Stock

Depending on the ratio for the Reverse Stock Split determined by our Board of Directors, a minimum of two and a maximum of fifty shares in aggregate of existing common stock will be combined into one new share of common stock.  Based on 31,010,555 shares of common stock issued and outstanding as of the record date, immediately following the reverse split the Company would have approximately 15,505,278 shares of common stock issued and outstanding (without giving effect to rounding for fractional shares) if the ratio for the reverse split is 1-for-2, approximately 1,240,423 shares of common stock issued and outstanding (without giving effect to rounding for fractional shares) if the ratio for the reverse split is 1-for-25, and approximately 620,212 shares of common stock issued and outstanding (without giving effect to rounding for fractional shares) if the ratio for the reverse split is 1-for-50, which is the aggregate ratio allowed under this proposal. Any other ratios selected within such range would result in a number of shares of common stock issued and outstanding following the transaction between 620,212 and 15,505,278 shares.

The actual number of shares issued after giving effect to the Reverse Stock Split, if implemented, will depend on the reverse stock split ratio and the number of reverse stock splits, if any, that are ultimately determined by our board of directors.

The Reverse Stock Split will affect all holders of our Common Stock uniformly and will not affect any stockholder’s percentage ownership interest in the Company, except that as described below in “— Fractional Shares,” record holders of Common Stock otherwise entitled to a fractional share as a result of the Reverse Stock Split will be rounded up to the next whole number.  In addition, the Reverse Stock Split will not affect any stockholder’s proportionate voting power (subject to the treatment of fractional shares).

The Reverse Stock Split may result in some stockholders owning “odd lots” of less than 100 shares of Common Stock.  Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

After the Effective Time, our Common Stock will have new Committee on Uniform Securities Identification Procedures (CUSIP) numbers, which is a number used to identify our equity securities, and stock certificates with the older CUSIP numbers will need to be exchanged for stock certificates with the new CUSIP numbers by following the procedures described below.  After the Reverse Stock Split, we will continue to be subject to the periodic reporting and other requirements of the Securities Exchange Act of 1934, as amended.  Our Common Stock will continue to be traded on the OTCQX Market under the symbol “TEUFF”, subject to any decision of our Board of Directors to list our securities on another market or exchange. The Reverse Stock Split is not intended as, and will not have the effect of, a “going private transaction” as described by Rule 13e-3 under the Exchange Act.

After the effective time of the Reverse Stock Split, the post-split market price of our common stock may be less than the pre-split price multiplied by the Reverse Stock Split ratio. In addition, a reduction in number of shares outstanding may impair the liquidity for our common stock, which may reduce the value of our common stock.

Authorized Shares of Common Stock

The Reverse Stock Split will not change the number of authorized shares of the Company’s common stock under the Company’s Articles of Incorporation. Because the number of issued and outstanding shares of common stock will decrease, the number of shares of common stock remaining available for issuance will increase. Under our Articles of Incorporation, as amended, our authorized capital stock consists of 475,000,000 shares of common stock, par value $0.01, and 25,000,000 shares of preferred stock, par value $0.01. The Company does not currently have any plans, proposal or arrangement to issue any of its authorized but unissued shares of common stock, other than any shares to be issued in connection with the Company’s equity incentive plan.

By increasing the number of authorized but unissued shares of common stock, the Reverse Stock Split could, under certain circumstances, have an anti-takeover effect, although this is not the intent of the Board of Directors. For example, it may be possible for the Board of Directors to delay or impede a takeover or transfer of control of the Company by causing such additional authorized but unissued shares to be issued to holders who might side with the Board of Directors in opposing a takeover bid that the Board of Directors determines is not in the best interests of the Company or its shareholders. The Reverse Stock Split therefore may have the effect of discouraging unsolicited takeover attempts. By potentially discouraging initiation of any such unsolicited takeover attempts the reverse split may limit the opportunity for the Company’s shareholders to dispose of their shares at the higher price generally available in takeover attempts or that may be available under a merger proposal. The Reverse Stock Split may have the effect of permitting the Company’s current management, including the current Board of Directors, to retain its position, and place it in a better position to resist changes that shareholders may wish to make if they are dissatisfied with the conduct of the Company’s business. However, the Board of Directors is not aware of any attempt to take control of the Company and the Board of Directors has not approved the Reverse Stock Split with the intent that it be utilized as a type of anti-takeover device.

Beneficial Holders of Common Stock (i.e. stockholders who hold in street name)

Upon the implementation of the Reverse Stock Split, we intend to treat shares held by stockholders through a bank, broker, custodian or other nominee in the same manner as registered stockholders whose shares are registered in their names.  Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding our Common Stock in street name.  However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the Reverse Stock Split.  Stockholders who hold shares of our Common Stock with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Registered “Book-Entry” Holders of Common Stock (i.e. stockholders that are registered on the transfer agent’s books and records but do not hold stock certificates)

Certain of our registered holders of Common Stock may hold some or all of their shares electronically in book-entry form with the transfer agent.  These stockholders do not have stock certificates evidencing their ownership of the Common Stock.  They are, however, provided with a statement reflecting the number of shares registered in their accounts.

Stockholders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Stock Split Common Stock, subject to adjustment for treatment of fractional shares.

Holders of Certificated Shares of Common Stock

Stockholders holding shares of our Common Stock in certificated form will be sent a transmittal letter by our transfer agent after the Effective Time.  The letter of transmittal will contain instructions on how a stockholder should surrender his, her or its certificate(s) representing shares of our Common Stock (the “Old Certificates”) to the transfer agent in exchange for certificates representing the appropriate number of whole shares of post-Reverse Stock Split Common Stock (the “New Certificates”).  No New Certificates will be issued to a stockholder until such stockholder has surrendered all Old Certificates, together with a properly completed and executed letter of transmittal, to the transfer agent.  No stockholder will be required to pay a transfer or other fee to exchange his, her or its Old Certificates.  Stockholders will then receive a New Certificate(s) representing the number of whole shares of Common Stock that they are entitled as a result of the Reverse Stock Split, subject to the treatment of fractional shares described below.  Until surrendered, we will deem outstanding Old Certificates held by stockholders to be cancelled and only to represent the number of whole shares of post-Reverse Stock Split Common Stock to which these stockholders are entitled, subject to the treatment of fractional shares.  Any Old Certificates submitted for exchange, whether because of a sale, transfer or other disposition of stock, will automatically be exchanged for New Certificates.  If an Old Certificate has a restrictive legend on the back of the Old Certificate(s), the New Certificate will be issued with the same restrictive legends that are on the back of the Old Certificate(s).

The Company expects that our transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates.  No service charges will be payable by holders of shares of Common Stock in connection with the exchange of certificates.  All of such expenses will be borne by the Company.

STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY STOCK CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Fractional Shares

The Company does not currently intend to issue fractional shares in connection with the Reverse Stock Split. Therefore, the Company does not expect to issue certificates representing fractional shares. The Board of Directors will have the discretionary authority to determine whether to arrange for the disposition of fractional interests by shareholders entitled thereto, to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or to entitle shareholders to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares rounded up to the next whole number.

If the Board of Directors determines to arrange for the disposition of fractional interests by shareholders entitled thereto or to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, shareholders who would otherwise hold fractional shares because the number of shares of common stock they hold before the Reverse Stock Split is not evenly divisible by the ratio ultimately selected by the Board of Directors will be entitled to receive cash (without interest or deduction) in lieu of such fractional shares from either: (i) the Company, upon receipt by the transfer agent of a properly completed and duly executed transmittal letter and, where shares are held in certificated form, upon due surrender of any certificate previously representing a fractional share, in an amount equal to such holder's fractional share based upon the volume weighted average price of the common stock as reported on the OTCQX Market, or other principal market of the common stock, as applicable, as of the date the Reverse Stock Split is effected; or (ii) the transfer agent, upon receipt by the transfer agent of a properly completed and duly executed transmittal letter and, where shares are held in certificated form, the surrender of all old certificate(s), in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the transfer agent of all fractional shares otherwise issuable. If the Board of Directors determines to dispose of fractional interests pursuant to clause (ii) above, the Company expects that the transfer agent would conduct the sale in an orderly fashion at a reasonable pace and that it may take several days to sell all of the aggregated fractional shares of common stock. In this event, such holders would be entitled to an amount equal to their pro rata share of the proceeds of such sale. The Company will be responsible for any brokerage fees or commissions related to the transfer agent's open market sales of shares that would otherwise be fractional shares.

The ownership of a fractional share interest following the Reverse Stock Split will not give the holder any voting, dividend or other rights, except to receive the cash payment, or, if the Board of Directors so determines, to receive the number of shares rounded up to the next whole number, as described above.

Shareholders should be aware that, under the escheat laws of various jurisdictions, sums due for fractional interests that are not timely claimed after the effective time of the Reverse Stock Split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by the Company or the transfer agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, if applicable, shareholders otherwise entitled to receive such funds, but who do not receive them due to, for example, their failure to timely comply with the transfer agent's instructions, will have to seek to obtain such funds directly from the state to which they were paid.

Effect of the Reverse Stock Split on Employee Plans, Options, Restricted Stock Awards and Units, Warrants, and Convertible or Exchangeable Securities

Based upon the reverse stock split ratio determined by the board of directors, proportionate adjustments are generally required to be made to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, shares of Common Stock.  This would result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of shares of Common Stock being delivered upon such exercise, exchange or conversion, immediately following the Reverse Stock Split as was the case immediately preceding the Reverse Stock Split.  The number of shares deliverable upon settlement or vesting of restricted stock awards will be similarly adjusted, subject to our treatment of fractional shares.  The number of shares reserved for issuance pursuant to these securities will be proportionately based upon the reverse stock split ratio determined by the board of directors, subject to our treatment of fractional shares.

Accounting Matters

The proposed amendment to the Company’s Amended and Restated Articles of Incorporation will not affect the par value of our Common Stock per share, which will remain $0.01 par value per share.  As a result, as of the Effective Time, the stated capital attributable to Common Stock and the additional paid-in capital account on our balance sheet will not change due to the Reverse Stock Split.  Reported per share net income or loss will be higher because there will be fewer shares of Common Stock outstanding.

Certain Federal Income Tax Consequences of the Reverse Stock Split

The following summary describes certain material U.S. federal income tax consequences of the Reverse Stock Split to holders of our Common Stock

Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a beneficial owner of our Common Stock that is a citizen or individual resident of the United States, a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or otherwise subject to U.S. federal income taxation on a net income basis in respect of our Common Stock (a “U.S. holder”).  A trust may also be a U.S. holder if (1) a U.S. court is able to exercise primary supervision over administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.  An estate whose income is subject to U.S. federal income taxation regardless of its source may also be a U.S. holder.  This summary does not address all of the tax consequences that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors.  This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, U.S. expatriates, persons subject to the alternative minimum tax, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that hold our Common Stock as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for federal income tax purposes, or (iii) persons that do not hold our Common Stock as “capital assets” (generally, property held for investment).

If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Common Stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.  Partnerships that hold our Common Stock, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Stock Split.

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this proxy statement.  Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of the Reverse Stock Split.

PLEASE CONSULT YOUR OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT IN YOUR PARTICULAR CIRCUMSTANCES UNDER THE INTERNAL REVENUE CODE AND THE LAWS OF ANY OTHER TAXING JURISDICTION.

U.S. Holders

The Reverse Stock Split should be treated as a recapitalization for U.S. federal income tax purposes.  Therefore, a stockholder generally will not recognize gain or loss on the Reverse Stock Split, except to the extent of cash, if any, received in lieu of a fractional share interest in the post-Reverse Stock Split shares. The aggregate tax basis of the post-split shares received will be equal to the aggregate tax basis of the pre-split shares exchanged therefore (excluding any portion of the holder’s basis allocated to fractional shares), and the holding period of the post-split shares received will include the holding period of the pre-split shares exchanged. A holder of the pre-split shares who receives cash will generally recognize gain or loss equal to the difference between the portion of the tax basis of the pre-split shares allocated to the fractional share interest and the cash received. Such gain or loss will be a capital gain or loss and will be short term if the pre-split shares were held for one year or less and long term if held more than one year. No gain or loss will be recognized by us as a result of the Reverse Stock Split.

No Appraisal Rights

Under Marshall Islands law and our charter documents, holders of our Common Stock will not be entitled to dissenter’s rights or appraisal rights with respect to the Reverse Stock Split.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF AN AMENDMENT TO THE COMPANY’S ARTICLES OF INCORPORATION TO AUTHORIZE A REVERSE STOCK SPLIT OF OUR ISSUED AND OUTSTANDING COMMON STOCK.

HOUSEHOLDING OF ANNUAL DISCLOSURE DOCUMENTS

Shareholders sharing an address who are receiving multiple copies of our proxy materials, including this the Proxy Statement, proxy card and Annual Report, may contact their broker, bank or other nominee if in the future they would like only a single copy of each document be mailed to all shareholders at the shared address. In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the proxy materials to multiple shareholders who share an address unless that nominee has received contrary instructions from one or more of the shareholders. We will deliver promptly, upon written or oral request, separate copies of the proxy materials to a shareholder at a shared address to which a single copy of the document was delivered. Shareholders who wish to receive separate copies of the proxy materials, now or in the future, should submit their request to us by phone at 011-30-210-891-4600 or by mail at 15 Karamanli Ave., 166 73, Voula, Greece.

OTHER BUSINESS

The Board of Directors knows of no other business to be brought before the Special Meeting. If, however, any other business should properly come before the Special Meeting, the persons named in the accompanying proxy will vote proxies as in their discretion they may deem appropriate, unless they are directed by a proxy to do otherwise.

By Order of the Board of Directors,

Aikaterini Stoupa, Secretary

Voula, Greece

December 24, 2015

APPENDIX A

ARTICLES OF AMENDMENT OF

ARTICLES OF INCORPORATION OF

BOX SHIPS INC.

UNDER SECTION 90 OF THE BUSINESS CORPORATION ACT

The undersigned, Michael Bodouroglou, Chief Executive Officer of Box Ships Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Corporation”), for the purpose of amending the Articles of Incorporation of said Corporation, hereby certify:

1.	The name of the Corporation is: BOX SHIPS INC.

2.	The Articles of Incorporation were filed with the Registrar of Corporations as of May 19, 2010.

3.	The Articles of Incorporation were amended and restated on April 11, 2011.

4.	The following shall be inserted immediately following the last sub-paragraph of Paragraph D of the Amended and Restated Articles of Incorporation, effecting a combination of the outstanding shares of Common Stock:

“Effective as of 5:01 p.m., Marshall Islands time on ________ __, 201_ (12:01 a.m., New York time on _______ __, 201_), every ________ (__) shares of common stock of the Corporation then issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined, converted and changed into one (1) share of common stock of the Corporation (the “Reverse Stock Split”); provided, however, that the number and par value of shares of common stock and the number and par value of shares of preferred stock authorized pursuant to this Paragraph D shall not be altered. No fractional shares shall be issued upon the Reverse Stock Split. All shares of common stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share. [If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of common stock, the Corporation shall, in lieu of issuing any such fractional share, round such fractional share up to the nearest whole share.]”

5.	All of the other provisions of the Amended and Restated Articles of Incorporation shall remain unchanged.

6.	This Amendment to the Amended and Restated Articles of Incorporation was authorized by actions of the Board of Directors and Shareholders of the Corporation.

IN WITNESS WHEREOF, I have executed these Articles of Amendment on this ___ day of __________, 201_.

Michael Bodouroglou
Chief Executive Officer